SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Oxford GlycoSciences Plc
(Name of Subject Company (Issuer))

Celltech Group plc
(Name of Filing Person (Offeror))

Ordinary Shares of 5 pence sterling each
(Title of Class of Securities)

691464101
(CUSIP Number of Class of Securities)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire SL1 3WE
United Kingdom
Tel: 011 44 1753 534 655
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Bart Capeci, Esq.
Allen & Overy
One New Change
EC4M 9QQ
London, United Kingdom
Tel: 011 44 207 330 2401
Fax: 011 44 207 330 9999

CALCULATION OF FILING FEE

Transaction Valuation* Not Applicable	Amount of Filing Fee* Not Applicable

*No filing fee is required pursuant to General Instruction D of Schedule TO.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________	Filing Party: _____________

Form or Registration No.: _____________	Date Field: ______________

[X]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[ ]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEMS 1-13.

Not Applicable.

Pre-commencement Communication: Announcement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
AUSTRALIA, CANADA OR JAPAN

26 February 2003

CELLTECH GROUP PLC (“CELLTECH”)

CASH OFFER FOR OXFORD GLYCOSCIENCES PLC (“OGS”)

Summary:

•	The board of Celltech announces the terms of a cash offer for the entire issued, and to be issued, share capital of OGS.

•	The Offer will be 182 pence in cash for each OGS Share, valuing the entire issued share capital of OGS at approximately £101.4 million.

•	The Offer is substantially earnings and cash neutral for Celltech.

Rationale for the Offer:

•	Celltech believes that its cash offer represents an opportunity to acquire important tangible and intangible assets that it can harness into its extensive R&D capabilities.

•	Celltech believes that, using its various antibody and small molecule technology platforms, it has the ability to exploit certain novel protein disease targets identified and patented by OGS. In addition, Celltech believes that the integration of OGS’ bio-informatics capabilities will expand its own capabilities in this area. Zavesca, OGS’ licensed product for the treatment of mild to moderate Type I Gaucher disease, will generate a future income stream that will be of value to Celltech.

•	Further, Celltech believes that its cash offer represents a significant premium to the value of Cambridge Antibody Technology Group plc’s (“CAT”) share offer, announced on 23 January 2003. The proposed transaction between CAT and OGS valued each OGS share at 148.5 pence as at the close of business on 25 February 2003. This equates to a valuation for OGS of £82.8 million against a value of OGS on 22 January 2003 (the last UK Business Day before the announcement by CAT and OGS of their agreed merger) of £85.0 million.

•	Celltech has previously indicated to its shareholders that, since its existing business is cash generative, it does not need to raise funds for existing operations or for small product or technology acquisitions. In keeping with this philosophy, and to avoid any dilution for its existing shareholders, Celltech is offering cash for each OGS share, funded from its existing cash resources and credit facilities.

Celltech Group plc 208 Bath Road Slough Berks SL1 3WE United Kingdom
Tel: +44 01753 534655 Fax +44 01753 447590 E/mail: www.celltechgroup.com

The Offer represents:

•	An additional 29.5p per OGS Share, equivalent to a premium of approximately 19.3 per cent. over 152.5p, being the Closing Price of an OGS Share on 22 January 2003, the last UK Business Day prior to the announcement by CAT and OGS of their agreed merger.

•	An additional 35p per OGS Share, equivalent to a premium of approximately 23.8 per cent. over 147p, being the 10-day volume weighted average trading price of an OGS Share on 22 January 2003, the last UK Business Day prior to the announcement by CAT and OGS of their agreed merger.

•	An additional 33.5p per OGS Share, equivalent to a premium of approximately 22.6 per cent. over 148.5p, being the implied value of an OGS Share under the CAT merger offer on 25 February 2003, the last UK Business Day prior to the announcement by Celltech of the Offer.

Financial effects on Celltech:

•	Celltech plans to undertake a rapid integration of OGS, which is expected to be substantially complete in the second half of 2003. The financial impact on Celltech’s earnings profile is anticipated to be negligible.

Dr Peter Fellner, Chief Executive of Celltech, commented:

“We believe that Celltech is well placed to extract value from the acquisition of OGS due to the complementarity of activities, Celltech’s management experience and its successful track record in integrating acquisitions. This represents a cash neutral acquisition of important assets for Celltech. Our integration plans are being formulated and we anticipate minimal impact on Celltech’s operating earnings.”

This summary should be read in conjunction with the full text of the following announcement about the Offer.

There will be a presentation to analysts at 09:30 a.m. today in the Great Hall at JPMorgan, 60 Victoria Embankment, London, EC4Y 0JP. A live webcast of this presentation will be available on www.celltechgroup.com, with a replay facility available for approximately 30 business days thereafter.

Enquiries:

For further information contact:

Celltech Group plcm Dr Peter Fellner, Chief Executive Peter Allen, Chief Financial Officer Richard Bungay, Director of Corporate Communications	Telephone: +44 (0)1753 534 655

JPMorgan Bernard Taylor, Vice Chairman Julian Oakley, Managing Director	Telephone: +44 (0)20 7742 4000

Brunswick London Jon Coles Fiona Fong	Telephone: +44 (0)20 7404 5959

Brunswick New York Cindy Leggett-Flynn	Telephone: +1 212 333 3810

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech will be filing a Tender Offer Statement containing the Offer Document and other related information on the date the Offer Document is mailed to OGS Securityholders. Free copies of those documents will be available on the SEC’s website at www.sec.gov. The Offer Document and the Acceptance Forms accompanying the Offer Document will be made available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms when they are sent to them because they will contain important information. OGS Securityholders in the US are also advised to read the Tender Offer Statement because it will contain important information.

Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

JPMorgan is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer.

The Panel wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. OGS has equity securities traded on the London Stock Exchange and NASDAQ.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon London time (7 a.m. New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This announcement contains certain “forward-looking” statements which are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in this announcement. The forward-looking statements contained in this announcement include statements about the feasibility and benefits of the acquisition of OGS by Celltech. Factors that would cause actual results to differ materially from those described in this announcement include: the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability successfully to integrate OGS within the Celltech Group or to realise synergies from such integration; costs related to the acquisition of OGS; the economic environment of the industries in which Celltech and OGS operate; the general economic environment; and other risk factors detailed in OGS’ and Celltech’s filings with the SEC.

This announcement has been approved by JPMorgan for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO
AUSTRALIA, CANADA OR JAPAN

26 February 2003

CELLTECH GROUP PLC (“CELLTECH”)
CASH OFFER FOR OXFORD GLYCOSCIENCES PLC (“OGS”)

1.     Introduction

The board of Celltech announces the terms of a cash offer for the entire issued, and to be issued, share capital of OGS. The Offer is to be made by Celltech and (outside the United States) JPMorgan on its behalf and is subject to the applicable requirements of the City Code and US federal securities laws, subject to customary exemptions granted by the SEC in relation to the Offer.

The Offer will be 182 pence in cash for each OGS Share, valuing the entire issued share capital of OGS at approximately £101.4 million.

2.     The Offer

The Offer, which will be subject to the conditions and further terms set out in Appendix I and to be set out in the Offer Document and Acceptance Forms, will be made on the following basis:

for each OGS Share (including those represented by OGS ADSs) 182 pence in cash

This represents 182 pence in cash per OGS ADS (each OGS ADS representing one OGS Share).

The OGS Shares (including those represented by OGS ADSs) which are the subject of the Offer will be acquired by Celltech pursuant to the Offer fully paid and free from all liens, charges, equitable interests, third party rights and interests and encumbrances and together with all rights now or hereafter attaching thereto, including the right to receive all dividends and other distributions (if any) declared, made or paid after the date of this announcement.

The Offer extends to any OGS Shares (including those represented by OGS ADSs) which are unconditionally allotted or issued prior to the date on which the Offer closes (or such earlier date, not being earlier than the date on which the Offer becomes or is declared wholly unconditional, as Celltech may, subject to the City Code, decide) as a result of the exercise of options or rights granted under the OGS Share Option Schemes or otherwise.

3.     Premium

The Offer represents:

•	an additional 29.5p per OGS Share, equivalent to a premium of approximately 19.3 per cent. over 152.5p, being the Closing Price of an OGS Share on 22 January 2003, the last UK Business Day prior to the announcement by Cambridge Antibody Technology Group plc (“CAT”) and OGS of their agreed merger

•	an additional 35.0p per OGS Share, equivalent to a premium of approximately 23.8 per cent. over 147p, being the 10-day volume weighted average trading price of an OGS Share on 22 January 2003, the last UK Business Day prior to the announcement by CAT and OGS of their agreed merger

•	an additional 33.5p per OGS Share, equivalent to a premium of approximately 22.6 per cent. over 148.5p, being the implied value of an OGS Share under the CAT merger offer, on 25 February 2003, the last UK Business Day prior to the announcement by Celltech of the Offer

4.     Background to and reasons for the Offer

Celltech believes that its cash offer represents an opportunity to acquire important tangible and intangible assets that it can harness into its extensive R&D capabilities.

Celltech believes that, using its various antibody and small molecule technology platforms, it has the ability to exploit certain novel protein disease targets identified and patented by OGS. In addition, Celltech believes that the integration of OGS’ bio-informatics capabilities will expand its own capabilities in this area. Zavesca, OGS’ licensed product for the treatment of mild to moderate Type I Gaucher disease, will generate a future income stream that will be of value to Celltech.

Further, Celltech believes that its cash offer represents a significant premium to the value of CAT’s share offer, announced on 23 January 2003. The proposed transaction between CAT and OGS values each OGS share at 148.5 pence as at the close of business on 25 February 2003. This equates to a valuation for OGS of £82.8 million against a value of OGS on 22 January 2003 (the last UK Business Day before the announcement by CAT and OGS of their agreed merger) of £85.0 million.

Celltech has previously indicated to its shareholders that, since its existing business is cash-generative, it does not need to raise funds for existing operations or small product or technology acquisitions. In keeping with this philosophy, and to avoid any dilution for its existing shareholders, Celltech is offering 182 pence in cash for each OGS Share (including those represented by OGS ADSs), equating to a valuation for OGS of £101.4 million.

5.     Financial effects on Celltech

Celltech plans to undertake a rapid integration of OGS, which is expected to be substantially complete in the second half of 2003. The financial impact on Celltech’s earnings profile is anticipated to be negligible.

6.     The Loan Note Alternative

OGS Securityholders (other than certain overseas OGS Securityholders) who validly accept the Offer will be able to elect to receive Loan Notes instead of some or all of the cash to which they would otherwise become entitled under the terms of the Offer. The Loan Note Alternative will be available on the following basis:

for every £1 in cash consideration	£1 nominal of Loan Notes

The Loan Notes, which will be governed by English law, will be unsecured and will be issued credited as fully paid in amounts and integral multiples of £1 nominal value. All fractional entitlements to the Loan Notes will be disregarded. No application will be made for the Loan Notes to be listed or dealt in or on any stock exchange but they shall be transferable subject to certain restrictions to be set out in the instrument constituting the Loan Notes.

The Loan Notes will carry interest at 0.5 per cent. below LIBOR. Interest will be payable by half-yearly instalments in arrears (less any tax) on 30 June and 31 December in each year, except that the first payment of interest will be made on the date (the “First Interest Payment

Date”) which is the first 30 June or 31 December to fall on or after the date which is six months after the first date of issue of any of the Loan Notes. On the First Interest Payment Date, interest will be paid in respect of the period from (and including) the first date of issue of any of the Loan Notes to (but excluding) the First Interest Payment Date. The Loan Notes will be redeemable in whole or in part for cash at the option of holders on the First Interest Payment Date and subsequent interest payment dates. In certain circumstances (to be set out in the instrument constituting the Loan Notes), Celltech will have the right to redeem all of the Loan Notes. The final redemption date will be the fifth anniversary of the First Interest Payment Date.

No Loan Notes will be issued unless, on or before the date on which the Offer becomes or is declared unconditional in all respects, valid elections have been received in respect of at least £10 million in nominal value of Loan Notes. If insufficient elections are received, Celltech reserves the right to choose, for those OGS Securityholders electing for the Loan Note Alternative, whether to honour those elections received or to settle in cash in accordance with the terms of the Offer.

Subject as aforesaid, the Loan Note Alternative will remain open for acceptance for as long as the Offer remains open for acceptance. The Loan Note Alternative is conditional upon the Offer becoming or being declared unconditional in all respects.

Further details of the Loan Notes will be included in the Offer Document. OGS Securityholders who are not resident in the United Kingdom should refer to paragraph 13 below.

7.     Information on the Celltech Group

Celltech is a leading European biotechnology company, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses significant drug discovery and development capabilities, including a world-leading antibody technology platform and extensive medicinal chemistry capabilities.

Celltech is pursuing an R&D-centred strategy, where it aims to build long-term shareholder value by bringing first-in-class or best-in-class products to market, with its substantial investment in R&D of some £100 million per annum being sustained by revenues from its pharmaceutical business and royalty streams. Celltech is focused upon maximising the value retained from its innovative development programmes whilst minimising risk. This approach includes partnering for strength, where Celltech retains co-promotion rights, profit-sharing arrangements and enhanced royalties. These commercialisation arrangements include the marketing of certain specialist-focused products using Celltech’s own salesforce. Celltech has product collaborations with leading pharmaceutical and biotechnology companies including Amgen, AstraZeneca, Biogen, Bristol-Myers Squibb, Johnson & Johnson, Merck, Pharmacia and Wyeth.

For the year ended 31 December 2001, the Celltech Group reported a profit before taxation and goodwill amortisation of £47.8 million (loss of £56.2 million after goodwill amortisation) on turnover of £303.1 million. The Celltech Group had net assets as at that date of £619.2 million. As at close of business on 25 February 2003, Celltech had a market capitalisation of £892.1 million.

8.     Information on OGS

OGS is a research and product development company with three distinct business units — Inherited Storage Disorders (ISD), proteomics and oncology. In ISD, its most advanced product is Zavesca™, which has been approved by the European Commission for the treatment of mild to moderate Type I Gaucher disease in patients for whom enzyme replacement therapy is unsuitable. Under the terms of a marketing and distribution agreement, Actelion will market Zavesca worldwide with the exception of Israel. European launch is expected in March 2003. An amended New Drug Application is expected to be filed with the FDA in the first quarter of 2003. In Israel Zavesca will be marketed by Teva, who filed for approval in January 2003. Zavesca is also undergoing further clinical investigations in other glycosphineal storage disorders. Another ISD compound is OGT 923, which has entered Phase I clinical trials.

OGS has a leading proteomics business which has several collaborations with partners including Bayer, GSK, Pfizer, Pioneer Hi-Bred/DuPont and Wyeth. In addition it has a joint venture, Confirmant Limited, to develop the protein atlas of the human genome. OGS receives royalties for licensing its intellectual property in proteomics.

In oncology, OGS is developing a pipeline of projects and has drug discovery and development alliances with Medarex and BioInvent and a drug discovery alliance with NeoGenesis. OGS currently has five discovery products in oncology.

OGS completed its initial public offering and listing on the London Stock Exchange in April 1998, raising approximately £27.8 million. In March 2000, OGS raised approximately £32.9 million and in December raised a further £157.4 million in secondary offerings. In December 2000, the OGS ADSs commenced trading on NASDAQ.

For the year ended 31 December 2001, OGS reported a loss before taxation of £28.2 million on turnover of approximately £13.4 million. OGS had net assets as at that date of approximately £194.6 million, with net cash of approximately £176.6 million. On the basis of the Closing Price of an OGS Share of 152.5 pence on 22 January 2003, the last UK Business Day prior to the date of the announced merger with CAT, OGS’ market capitalisation was approximately £85.0 million. As at 31 December 2002, OGS had net cash of approximately £136.4 million.

9.     Management and employees

The Celltech Board confirms that the existing contractual employment rights, including pension rights, of the management and employees of the OGS Group will be fully safeguarded following completion of the Offer.

10.     Financing

The Offer will be funded from Celltech’s existing cash resources and credit facilities. As of 31 December 2002, Celltech had cash and liquid resources of £105.1 million, offset by £31.2 million in loan notes, and has committed 3 year credit facilities of £65 million available from a syndicate of banks. JPMorgan has confirmed that resources are available to Celltech sufficient to satisfy full acceptance of the Offer.

11.     OGS Share Option Schemes

The Offer extends to any shares in OGS which are unconditionally allotted or issued pursuant to the exercise of existing options under the OGS Share Option Schemes while the Offer remains open for acceptance (or such earlier date as Celltech may, subject to the City Code, decide).

Appropriate proposals will be made to holders of options under the OGS Share Option Schemes as soon as practicable. Such proposals will be conditional upon the Offer becoming or being declared unconditional in all respects.

12.     OGS/CAT Scheme

OGS Securityholders should be aware that it is a condition of the Offer that the OGS/CAT Scheme does not become effective. Any OGS Shareholder who wishes to accept the Offer should make an election in the forms of proxy provided in relation to the OGS/CAT Scheme to vote against the resolutions to approve the OGS/CAT Scheme to be proposed at the OGS Court Meeting and the OGS EGM. Any OGS ADS Holder who wishes to accept the Offer should make an instruction in the voting instruction card provided in relation to the OGS/CAT Scheme to vote against the resolutions to be proposed at the OGS Court Meeting and the OGS EGM.

13.     Overseas Holders of OGS Securities

The availability of the Offer to persons not resident in the UK or the US may be affected by the laws of the relevant jurisdiction. Persons who are not resident in the UK or the US should inform themselves about and observe any applicable requirements.

The Offer in the United States is made solely by Celltech, and neither JPMorgan nor any of its affiliates is making the Offer in the United States. Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into, Australia, Canada or Japan and, subject to certain exemptions, the Offer is not capable of acceptance from or within Australia, Canada or Japan. Accordingly, neither this announcement, the Offer Document nor the Acceptance Forms are being or may be mailed or otherwise forwarded, distributed or sent into or from Australia, Canada or Japan and doing so may render any purported acceptance of the Offer invalid. All OGS Securityholders (including nominees, trustees or custodians) who may have a contractual or legal obligation, or may otherwise intend, to forward any or all of this announcement, the Offer Document and the Acceptance Forms, should read the further details in this regard which will be contained in the Offer Document before taking any action.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration thereof, or to or for the account or benefit of any US Person or resident in Australia, Canada or Japan or any other such jurisdiction.

Notwithstanding the foregoing, Celltech retains the right to permit the Offer to be accepted and any sale of OGS Securities pursuant to the Offer to be completed if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with applicable law and regulation.

14.     Rights of Withdrawal

Except to the extent of the exemptive relief which may be granted by the SEC, the Offer is subject to the US tender offer rules applicable to securities registered under the Exchange Act, as well as to the City Code. This has necessitated a number of changes from the procedures which normally apply to offers for companies governed by the City Code, including those applicable to the rights of OGS Securityholders to withdraw their acceptance of the Offer.

Under the Offer, OGS Securityholders will be able to withdraw their acceptances at any time during the Initial Offer Period but will not have any withdrawal rights during the Subsequent Offer Period, except in certain limited circumstances. The Subsequent Offer Period must remain open for at least 14 days but may be extended.

The Offer will be deemed not to have been validly accepted in respect of any OGS Shares (including those represented by OGS ADSs), acceptances in respect of which have been validly withdrawn. However, the Offer may be accepted again in respect of any withdrawn OGS Securities by following one of the procedures which will be described in the Offer Document at any time prior to expiry or lapse of the Offer.

It should be noted that by virtue of the conflicting provisions of the City Code and US federal securities laws, the Panel has agreed that the Acceptance Condition can be structured so that the Offer cannot become or be declared unconditional as to acceptances until such time as all other Conditions to the Offer have been satisfied, fulfilled or, to the extent permitted, waived. The Acceptance Condition in paragraph (a) of Part A of Appendix I to this announcement reflects this. Further details of these rights of withdrawal and the procedure for effecting withdrawals will be set out in the Offer Document.

15.     Compulsory acquisition and application for de-listing

If Celltech receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent or more of the OGS Shares (including those represented by OGS ADSs) to which the Offer relates, Celltech intends to exercise its rights pursuant to the provisions of sections 428 to 430F of the Companies Act to acquire compulsorily the remaining OGS Shares (including those represented by OGS ADSs).

Furthermore, as soon as it is appropriate and possible to do so and subject to the Offer becoming or being declared unconditional in all respects, Celltech intends to procure the making of an application by OGS to the London Stock Exchange and the UK Listing Authority respectively for the cancellation of the trading in OGS Shares on the London Stock Exchange’s market for listed securities and the listing of the OGS Shares on the Official List and intends to seek to re-register OGS as a private company under the relevant provisions of the Companies Act. It is anticipated that such cancellation will take effect not earlier than 20 UK Business Days after the offer becomes or is declared unconditional in all respects. De-listing would significantly reduce the liquidity and marketability of any OGS Shares not assented to the Offer.

Celltech also intends that OGS applies for the de-listing of OGS ADSs from NASDAQ which would significantly reduce the liquidity and marketability of any OGS ADSs. Celltech may also request that OGS terminates the existing deposit agreement through which the OGS ADS programme is operated.

16.     General

To the best of Celltech’s knowledge and belief, and save as disclosed in this announcement, neither Celltech nor any director of Celltech, nor any person acting in concert with Celltech, owns or controls any OGS Securities or any securities convertible or exchangeable into, or any rights to subscribe for or purchase, or any options to purchase any OGS Securities or holds any derivatives referenced to OGS Securities.

The Offer will be made by Celltech and (outside the United States) by JPMorgan on its behalf.

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise.

The conditions and certain further terms of the Offer are set out in Appendix I.

Details of the sources of information and bases of calculation used in this announcement are set out in Appendix II.

Definitions used in this announcement are set out in Appendix III.

17.     Offer documentation

The formal Offer Document will be sent to OGS Securityholders shortly and, for information only, to participants in the OGS Share Option Schemes. The Offer will be on terms and will be subject to the conditions which are set out in Appendix I and to those terms which will be set out in the Offer Document and in the accompanying Acceptance Forms, and such further terms as may be required to comply with the rules and regulations of the Financial Services Authority, the UK Listing Authority and the London Stock Exchange and with the City Code and US federal securities laws (except to the extent of any exemptive relief granted by the SEC).

There will be a presentation to analysts at 09:30 a.m. today in the Great Hall at JPMorgan, 60 Victoria Embankment, London, EC4Y 0JP. A live webcast of this presentation will be available on www.celltechgroup.com, with a replay facility available for approximately 30 business days thereafter.

Enquiries:

For further information contact:

Celltech Group plc Dr Peter Fellner, Chief Executive Peter Allen, Chief Financial Officer Richard Bungay, Director of Corporate Communications	Telephone: +44 (0)1753 534 655

JPMorgan Bernard Taylor, Vice Chairman Julian Oakley, Managing Director	Telephone: +44 (0)20 7742 4000

Brunswick London Jon Coles Fiona Fong	Telephone: +44 (0)20 7404 5959

Brunswick New York Cindy Leggett-Flynn	Telephone: +1 212 333 3810

This announcement does not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the Offer or otherwise. The Offer will be made solely by the Offer Document and the Acceptance Forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted. Celltech will be filing a Tender Offer Statement containing the Offer Document and other related information on the date the Offer Document is mailed to OGS Securityholders. Free copies of those documents will be available on the SEC’s website at www.sec.gov. The Offer

Document and the Acceptance Forms accompanying the Offer Document will be made available to all OGS Securityholders at no charge to them. OGS Securityholders are advised to read the Offer Document and the accompanying Acceptance Forms when they are sent to them because they will contain important information. OGS Securityholders in the US are also advised to read the Tender Offer Statement because it will contain important information.

Unless otherwise determined by Celltech and permitted by applicable law and regulation, the Offer (including the Loan Note Alternative) will not be made, directly or indirectly, in or into, or by use of the mails of, or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of Canada, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities or from within Australia, Canada or Japan. Accordingly, unless otherwise determined by Celltech and permitted by applicable law and regulation, neither copies of this announcement nor any other documents relating to the Offer are being, or may be, mailed or otherwise forwarded, distributed or sent in or into Australia, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from such jurisdictions.

The Loan Notes to be issued pursuant to the Loan Note Alternative have not been, and will not be, listed on any stock exchange and have not been and will not be registered under the US Securities Act or under any relevant securities laws of any state or other jurisdiction of the United States, or under the relevant securities laws of Australia, Canada or Japan or any other jurisdiction. Accordingly, unless an exemption under such relevant laws is available, Loan Notes may not be offered, sold, re-sold or delivered, directly or indirectly, in, into or from the United States, Australia, Canada or Japan or any other jurisdiction in which an offer of Loan Notes would constitute a violation of relevant laws or require registration of the Loan Notes, or to or for the account or benefit of any US Person or resident of Australia, Canada or Japan or any other such jurisdiction.

JPMorgan is acting for Celltech and for no one else in connection with the Offer and will not be responsible to anyone other than Celltech for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Offer.

The Panel wishes to draw the attention of member firms of NASDAQ to certain UK dealing disclosure requirements during the offer period. The offer period (in accordance with the City Code, which is published and administered by the Panel) commences at the time when an announcement is made of a proposed or possible offer, with or without terms. OGS has equity securities traded on the London Stock Exchange and NASDAQ.

The above disclosure requirements are set out in more detail in Rule 8 of the City Code. In particular, Rule 8 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of the offeree company. Relevant securities include OGS Shares, OGS ADSs and instruments convertible into OGS Shares or OGS ADSs. This requirement will apply until the first closing date or, if this is later, the date when the Offer becomes or is declared unconditional or lapses.

Disclosure should be made on an appropriate form by no later than 12 noon London time (7 a.m. New York City time) on the business day following the date of the dealing transaction. These disclosures should be published through a Regulatory Information Service.

The Panel requests that member firms advise those of their clients who wish to deal in the relevant securities of OGS, whether in the United States or in the UK, that they may be affected by these requirements. If there is any doubt as to their application the Panel should be consulted (telephone number: +44 (0) 20 7382 9026, fax number: +44 (0) 20 7638 1554).

This announcement contains certain “forward-looking” statements which are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in this announcement. The forward-looking statements contained in this announcement include statements about the feasibility and benefits of the acquisition of OGS by Celltech. Factors that would cause actual results to differ materially from those described in this announcement include: the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability successfully to integrate OGS within the Celltech Group or to realise synergies from such integration; costs related to the acquisition of OGS; the economic environment of the industries in which Celltech and OGS operate; the general economic environment; and other risk factors detailed in OGS’ and Celltech’s filings with the SEC.

This announcement has been approved by JPMorgan for the purpose of section 21 of the Financial Services and Markets Act 2000 only.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE OFFER

The Offer, which will be made by Celltech and (outside the United States) by JPMorgan on its behalf, complies with the applicable rules and regulations of the City Code and with the Exchange Act. In addition, the Offer will be governed by English law and will be subject to the jurisdiction of the courts of England and will be made on the terms and conditions set out below and in the Acceptance Forms.

Part A: Conditions of the Offer

The Offer will be subject to the following conditions:

(a)	valid acceptances being received (and not, where permitted, withdrawn) by 3.00 p.m. (London time), 10.00 a.m. (New York City time) on the day following the twentieth US Business Day following the date of the Offer or such later time(s) and/or date(s) as Celltech may, subject to the City Code, decide in respect of not less than 90 per cent. in nominal value (or such lesser percentage as Celltech may decide) of the OGS Shares (including OGS Shares represented by OGS ADSs) to which the Offer relates, provided that this condition will not be satisfied unless Celltech and its wholly-owned subsidiaries shall have acquired, or agreed to acquire, pursuant to the Offer or otherwise, OGS Shares (including OGS Shares represented by OGS ADSs) carrying more than 50 per cent. of the voting rights normally exercisable at a general meeting of OGS, including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any OGS Shares (including OGS Shares represented by OGS ADSs) that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise and for the purposes of this condition:

(i)	OGS Shares (including OGS Shares represented by OGS ADSs) which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry on issue; and

(ii)	the expression “OGS Shares (including OGS Shares represented by OGS ADSs) to which the Offer relates” shall be construed in accordance with sections 428 to 430F of the Companies Act 1985,

provided further that, unless Celltech otherwise determines, this condition (a) shall be capable of being satisfied only at a time when all of the other conditions (b) to (j) inclusive have been either satisfied, fulfilled or, to the extent permitted, waived;

(b)	the Office of Fair Trading indicating, in terms reasonably satisfactory to Celltech, that it is not the intention of the Secretary of State for Trade and Industry to refer the proposed acquisition of OGS by Celltech, or any matter arising therefrom, to the Competition Commission;

(c)	insofar as the Offer, or any matter arising therefrom, constitutes a concentration that must be notified in accordance with Section 39 of the German Act against Restraints of Competition (“ARC”, Gesetz gegen Wettbewerbsbeschränkungen), (i) notification from the German Federal Cartel Office (“FCO”) that the conditions for a prohibition of the proposed acquisition of shares in, or control of, OGS by Celltech set out in Section 36 para.1 of the ARC are not fulfilled; or (ii) the expiry of the one month time limit laid down in Section 40 para.1 of the ARC without Celltech having been notified by the FCO that it has entered into an examination of the proposed acquisition of shares in, or control of, OGS by Celltech; or (iii) approval or deemed approval of the proposed acquisition of shares in, or control of, OGS by Celltech by the FCO pursuant to Section 40 para.2 of the ARC;

(d)	the OGS/CAT Scheme (or any other scheme of arrangement under section 425 of the Companies Act between OGS and the OGS Shareholders which may be proposed to effect a merger between CAT and OGS) shall not have become effective in accordance with its terms;

(e)	no government or governmental, quasi-governmental, supranational, statutory or regulatory body or association, institution or agency (including any trade agency) or any court or other body (including any professional or environmental body) or person in any jurisdiction (each a “Relevant Authority”) having decided to take, instituted or threatened any action, proceeding, suit, investigation, enquiry or reference or enacted, made or proposed and there not continuing to be outstanding any statute, regulation, order or decision that would or might be reasonably expected to:

(i)	make the Offer or the acquisition or the proposed acquisition of any shares in, or control of, OGS by Celltech void, unenforceable or illegal or directly or indirectly prohibit or otherwise materially restrict, delay or interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise challenge, the Offer or the acquisition of any shares in, or control of, OGS by Celltech;

(ii)	require, prevent or delay the divestiture (or alter the terms of any proposed divestiture) by the Wider Celltech Group or the Wider OGS Group of all or any substantial part of their respective businesses, assets or properties or impose any limitation on their ability to conduct all or any part of their respective businesses and to own any of their respective assets or properties;

(iii)	impose any material limitation on, or result in any material delay in, the ability of any member of the Wider Celltech Group to acquire or hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Wider OGS Group or on the ability of any member of the Wider OGS Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or other securities (or the equivalent) in, or to exercise management control over, any other member of the Wider OGS Group in each case to an extent which is material in the context of the Wider Celltech Group taken as a whole or, as the case may be, the Wider OGS Group taken as a whole;

(iv)	require any member of the Wider Celltech Group or of the Wider OGS Group to acquire or offer to acquire any shares or other securities (or the equivalent) in any member of the Wider OGS Group or any member of the Wider Celltech Group where such acquisition would be material in the context of the Wider Celltech Group taken as a whole in the context of the Offer or, as the case may be, the Wider OGS Group taken as a whole;

(v)	impose any material limitation on the ability of any member of the Wider Celltech Group or the Wider OGS Group to integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the Wider Celltech Group and/or the Wider OGS Group; or

(vi)	otherwise materially and adversely affect the business, assets, financial or trading position or profits of any member of the Wider Celltech Group or of the Wider OGS Group,

and all applicable waiting and other time periods during which any such Relevant Authority could decide to take, institute or threaten any such action, proceeding, suit, investigation, enquiry or reference having expired, lapsed or been terminated;

(f)	all necessary filings having been made and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or been terminated in each case in respect of the Offer and the acquisition of any shares in, or control of, OGS by Celltech and all authorisations, orders, grants, recognitions, confirmations, licences, consents, clearances, permissions and approvals (“authorisations”) necessary or appropriate in any jurisdiction for or in respect of the Offer and the proposed acquisition of any shares in, or control of, OGS by Celltech being obtained in terms and in a form reasonably satisfactory to Celltech from appropriate Relevant Authorities or from any persons or bodies with whom any member of the Wider Celltech Group or the Wider OGS Group has entered into contractual arrangements and such authorisations together with all authorisations necessary or appropriate for any member of the Wider OGS Group to carry on its business remaining in full force and effect and no intimation of any intention to revoke, suspend, restrict or modify or not to renew any of the same having been made and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(g)	save as fully and fairly disclosed to Celltech in writing before the date of this announcement, there being no provision of any agreement, arrangement, licence or other instrument to which any member of the Wider OGS Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject which, as a result of the making or implementation of the Offer or the acquisition or proposed acquisition by Celltech of any shares in, or change in the control or management of, OGS or otherwise, would or might (to an extent which is materially adverse in the context of the Wider OGS Group taken as a whole) reasonably be expected to result in:

(i)	any monies borrowed by or any other indebtedness (actual or contingent) of any such member of the Wider OGS Group becoming repayable or capable of being declared repayable immediately or earlier than the stated repayment date or the ability of such member to borrow monies or incur any indebtedness being withdrawn or inhibited;

(ii)	the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member of the Wider OGS Group or any such security interest (whenever arising or having arisen) becoming enforceable;

(iii)	any assets or interest of any such member of the Wider OGS Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged, other than in the ordinary course of business;

(iv)	the interest or business of any such member of the Wider OGS Group in or with any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely affected;

(v)	any such member of the Wider OGS Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	the value of any such member of the Wider OGS Group or its financial or trading position being prejudiced or adversely affected;

(vii)	any such agreement, arrangement, licence or other instrument being terminated or adversely modified or any onerous obligation arising or any adverse action being taken or arising thereunder; or

(viii)	the creation of any liabilities (actual or contingent) by any such member of the Wider OGS Group;

and no event having occurred which, under any provision of any agreement, arrangement, licence or other instrument to which any member of the Wider OGS Group is a party or by or to which any such member or any of its assets may be bound or be subject, could result in any events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (g);

(h)	except as disclosed in the annual report and accounts of OGS for the year ended 31 December, 2001, or the interim financial statements of OGS for the six months ended 30 June, 2002 or as publicly announced to a Regulatory Information Service by or on behalf of OGS or as otherwise fairly disclosed to Celltech in writing before the date of this announcement, no member of the Wider OGS Group having since 31 December, 2001:

(i)	issued or agreed to issue or authorised the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities save as between OGS and wholly-owned subsidiaries of OGS prior to the date of this announcement, or upon the exercise of rights to subscribe for OGS Shares pursuant to options granted under the OGS Share Option Schemes prior to the date of this announcement;

(ii)	recommended, declared, paid or made any bonus, dividend or other distribution, whether payable in cash or otherwise, other than a distribution by any wholly-owned subsidiary of OGS;

(iii)	implemented or authorised any merger or demerger or (other than in the ordinary course of business) acquired or disposed of or transferred, mortgaged or charged, or created any other security interest over, any asset or any right, title or interest in any asset;

(iv)	implemented or authorised any reconstruction, amalgamation, scheme or other transaction or arrangement (other than in the ordinary course of business);

(v)	purchased, redeemed or repaid any of its own shares or other securities or reduced or made or authorised any other change in its share capital;

(vi)	made or authorised any change in its loan capital or issued or authorised the issue of any debentures or (other than in the ordinary course of business and save as between OGS and wholly-owned subsidiaries of OGS) incurred or increased any indebtedness or contingent liability;

(vii)	entered into, varied or terminated, or authorised the entry into, variation or termination of, any contract, commitment or arrangement (whether in respect of capital expenditure or otherwise) which is outside the ordinary course of business or which is of a long term, onerous or unusual nature or magnitude or which involves or could involve an obligation of a nature or magnitude which is material;

(viii)	entered into any contract, commitment or arrangement which would be restrictive on the business of any member of the Wider OGS Group or the Wider Celltech Group (other than to a nature and extent which is not material in the context of the business concerned);

(ix)	been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(x)	taken any corporate action or had any legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation (or for any analogous proceedings or steps in any jurisdiction) or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer (or for the appointment of any analogous person in any jurisdiction) of all or any of its assets and revenues;

(xi)	waived, compromised or settled any claim which is material in the context of the Wider OGS Group taken as a whole;

(xii)	entered into or varied the terms of any service agreement or arrangement with any director of OGS;

(xiii)	made or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification for or accrual or entitlement to such benefits or pensions are calculated or determined, or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or agreed or consented to, any change to the trustees, in each case which is material; or

(xiv)	entered into any contract, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) with respect to, or proposed or announced any intention to effect or propose, any of the transactions, matters or events referred to in this condition;

and for the purpose of this condition “material” shall mean material in the context of the OGS

Group taken as a whole;

(i)	since 31 December, 2001 (except as disclosed in the annual report and accounts of OGS for the year then ended or the interim financial statements of OGS for the six months ended 30 June, 2002 or as publicly announced to a Regulatory Information Service by or on behalf of OGS before the date of this announcement);

(i)	no adverse change having occurred in the business, assets, financial or trading position or profits of the Wider OGS Group which is material in the context of the OGS Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider OGS Group or to which any member of the Wider OGS Group is a party (whether as plaintiff or defendant or otherwise) and no investigation by any Relevant Authority or other investigative body against or in respect of any member of the Wider OGS Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider OGS Group which would or might materially and adversely affect the Wider OGS Group taken as a whole; and

(iii)	no contingent or other liability having arisen which would or might materially and adversely affect the Wider OGS Group taken as a whole;

(j)	Celltech not having discovered that:

(i)	any financial, business or other information publicly disclosed at any time by any member of the Wider OGS Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading which in any case is material to the financial or trading position of the Wider OGS Group taken as a whole;

(ii)	any member of the Wider OGS Group is subject to any liability, contingent or otherwise, which is not disclosed in the annual report and accounts of OGS for the year ended 31 December, 2001 or the interim financial statements of OGS for the six months ended 30 June, 2002 and which is material in the context of the Wider OGS Group taken as a whole;

(iii)	any past or present member of the Wider OGS Group has failed to comply with any applicable legislation or regulations of any jurisdiction or any notice or requirement of any Relevant Authority with regard to the storage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous or harmful substance or any substance likely to impair the environment or harm human or animal health or otherwise relating to environmental matters or that there has otherwise been any such storage, disposal, discharge, spillage, release, leak or emission (whether or not the same constituted non-compliance by any person with any such legislation or regulation, and whenever the same may have taken place), any of which non-compliance would be likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Wider OGS Group and which is material in the context of the Wider OGS Group taken as a whole; or

(iv)	there is or is likely to be any obligation or liability (whether actual or contingent) to make good, repair, re-instate or clean up any property now or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider OGS Group under any environmental legislation, regulation, notice, circular or order of any Relevant Authority in any jurisdiction and which is material in the context of the Wider OGS Group taken as a whole.

Celltech reserves the right to waive all or any of conditions (b) to (j) inclusive, in whole or in part. The Offer will lapse unless all the above conditions are fulfilled or (if capable of waiver) waived or, where appropriate, determined by Celltech to have been or remain satisfied by 3.00 p.m. (London time), 10.00 a.m. (New York City time) on the day following the twentieth US Business Day following the date of the Offer (or such later date as Celltech may determine, in accordance with the City Code and the

Exchange Act). Celltech shall be under no obligation to waive or treat as fulfilled any of conditions (b) to (j) inclusive by a date earlier than the latest date for the fulfilment thereof notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Celltech is required by the Panel to make an offer or offers for any OGS Shares under Rule 9 of the City Code, Celltech may make such alterations to the above conditions as are necessary to comply with that Rule.

The Offer will lapse (unless the Panel otherwise consents) if, before 3.00 p.m. (London time), 10.00 a.m. (New York City time) on the day following the twentieth US Business Day following the date of the Offer or the date when the Offer becomes unconditional as to acceptances (whichever is the later), the acquisition of OGS is referred to the Competition Commission.

Part B: Certain further terms of the Offer

The OGS Shares (including OGS Shares represented by OGS ADSs) will be acquired by Celltech fully paid and free from all liens, equities, charges, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever and together with all rights, now or hereafter, attaching thereto, including the right to receive and retain in full all dividends and other distributions declared, made or paid on or after the date of this announcement.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves about, and observe, any applicable requirements.

The Offer will not be made, directly or indirectly, in or into Australia, Canada or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise distributed or sent in or into or from Australia, Canada or Japan and doing so may render invalid any purported acceptance of the Offer.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

General

Unless otherwise stated, financial information relating to Celltech has been extracted from the relevant published audited annual report and accounts of Celltech and/or the published interim results of Celltech and/or other public statements made by Celltech. Unless otherwise stated, information relating to OGS (including financial information) and the OGS/CAT Scheme has been extracted from the relevant published audited annual report and consolidated financial statements and/or from the published interim results of OGS, the documents published by OGS and by CAT in connection with the OGS/CAT Scheme and/or other public statements made by OGS.

Value of Offer

The level at which the Offer values the issued share capital of OGS is based upon 55,729,534 OGS Shares in issue on 22 January 2003, the last UK Business Day prior to the announcement by CAT and OGS of their agreed merger, and excludes all OGS shares which could be issued upon exercise of any options granted.

Market value of Celltech

The market value of Celltech is based on a Closing Price of 323.75p on 25 February 2003 and 275,552,386 million Celltech shares in issue, and excludes all Celltech shares which could be issued upon exercise of any options granted.

Cash and liquid resources and loan notes of Celltech

The amount of cash and liquid resources at £105.1 million and loan notes at £31.2 million as at 31 December 2002 have been taken from internal management information of Celltech.

APPENDIX III

DEFINITIONS

“Acceptance Condition”	The condition in paragraph (a) of Part A of Appendix I

“Acceptance Forms”	The Form of Acceptance, and in relation to OGS ADS Holders only, the Letter of Transmittal and the Notice of Guaranteed Delivery

“CAT”	Cambridge Antibody Technology Group plc

“Celltech”	Celltech Group plc

“Celltech Group”	Celltech and its subsidiary undertakings

“City Code”	The City Code on Takeovers and Mergers

“Closing Price”	The closing middle-market quotation on the London Stock Exchange

“Companies Act”	The UK Companies Act 1985, as amended

“Conditions”	The conditions of the Offer set out in Appendix I to this announcement, and “Condition” means any one of them

“Exchange Act”	The US Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder

“Form of Acceptance”	The form of acceptance and authority and election relating to the Offer which will accompany the Offer Document for use by OGS Shareholders wishing to accept the Offer

“Initial Offer Period”	The period during which the Offer remains unconditional, which commences on the date of the Offer Document and expires on the earlier of the Offer lapsing or becoming or being declared unconditional in all respects in accordance with its terms

“JPMorgan”	J.P. Morgan plc

“Letter of Transmittal”	The letter of transmittal relating to the Offer which will accompany the Offer Document for use by OGS ADS Holders wishing to accept the Offer

“LIBOR”	The average (rounded down where necessary to the nearest whole multiple of one sixteenth of one per cent.) of the respective rates per annum at which any two London clearing banks selected by Celltech are prepared to offer six month sterling deposits of £1,000,000 to leading banks in the London inter bank market for sterling at or about 11.00 a.m. (London time) on the first day of the relevant interest period or, if such a day is not a UK Business Day, on the next succeeding UK Business Day

“Loan Note Alternative”	The alternative under which certain OGS Securityholders who validly accept the Offer will be entitled to elect to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled under the Offer

“Loan Notes”	The loan notes of Celltech to be issued pursuant to the Loan Note Alternative

“London Stock Exchange”	The London Stock Exchange plc

“NASDAQ”	The NASDAQ Stock Market Inc.

“Notice of Guaranteed Delivery”	The notice of guaranteed delivery relating to the Offer which will accompany the Offer Document for use by OGS ADS Holders

“Offer”	The offer to be made by Celltech and (outside the US) JPMorgan on its behalf to acquire all of the issued and to be issued OGS Shares (including those represented by OGS ADSs) on the terms and subject to the conditions to be set out in the Offer Document and the Acceptance Forms including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer

“Offer Document”	The document containing the terms and conditions of the Offer, including the Loan Note Alternative, to be sent to OGS Securityholders

“Official List”	The Official List of the UK Listing Authority

“OGS”	Oxford GlycoSciences Plc

“OGS ADSs”	American Depositary Shares issued in respect of OGS Shares, each representing one OGS Share

“OGS ADS Holders”	Holders of OGS ADSs

“OGS/CAT Scheme”	The proposed scheme of arrangement under section 425 of the Companies Act between OGS and the OGS Shareholders to give effect to the proposed merger of OGS and CAT, with, or subject to, any modification, addition or condition approved or imposed by the Court

“OGS Court Meeting”	The meeting of OGS Shareholders convened by order of the Court pursuant to section 425 of the Companies Act to consider, and if thought fit, approve the OGS/CAT Scheme, to be held on 11 March 2003, including any adjournment thereof

“OGS EGM”	The extraordinary general meeting of OGS to consider any resolutions to approve and implement the OGS/CAT Scheme and the proposed merger of OGS and CAT, to be held on 11 March 2003, including any adjournment thereof

“OGS Group”	OGS and its subsidiary undertakings

“OGS Securities”	OGS Shares and OGS ADSs

“OGS Securityholders”	Holders of OGS Securities

“OGS Shareholders”	Holders of OGS Shares

“OGS Shares”	The existing unconditionally allotted or issued and fully paid ordinary shares of 5p each in OGS (including those represented by OGS ADSs) and any further such shares which are unconditionally allotted or issued while the Offer remains open for acceptance (or such earlier date, not being earlier than the date on which the Offer becomes or is declared wholly unconditional, as Celltech may, subject to the City Code, decide)

“OGS Share Option Schemes”	The OGS Limited 1989 Share Option Scheme, the OGS Group Plc 1994 Share Option Scheme, the OGS Executive Share Option Scheme and the OGS Sharesave Scheme

“Panel”	The Panel on Takeovers and Mergers

“Regulatory Information Service”	Any of the services set out in Schedule 12 to the listing rules of the UK Listing Authority

“R&D”	Research and development

“SEC”	The United States Securities and Exchange Commission

“Subsequent Offer Period”	The period commencing immediately after the end of the Initial Offer Period during which the Offer will remain open for acceptance

“Tender Offer Statement”	The Tender Offer Statement on Schedule TO to be filed by Celltech with the SEC pursuant to Section 14(d) (1) of the Exchange Act

“UK Business Day”	A day other than a Saturday or a Sunday on which banks are generally open in London for normal business

“UK Listing Authority”	The Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000

“United Kingdom” or “UK”	The United Kingdom of Great Britain and Northern Ireland

“US” or “United States”	The United States of America, its territories and possessions, any State of the United States and the District of Columbia and all other areas subject to its jurisdiction

“US Business Day”	Any day, other than a Saturday, Sunday or a federal holiday in the United States, and consisting of the time period from 12.01a.m. to 12.00 midnight Eastern (US) time

“US Person”	A US person as defined in Regulation S under the US Securities Act

“US Securities Act”	The US Securities Act of 1933, as amended

“Wider Celltech Group”	Celltech and its subsidiary undertakings, associated undertakings and any other undertakings in which Celltech and such undertakings (aggregating their interests) have a substantial interest

“Wider OGS Group”	OGS and its subsidiary undertakings, associated undertakings and any other undertakings in which OGS and such undertakings (aggregating their interests) have a substantial interest

"£”, “p”, and “pence”	Denote the lawful currency of the UK

END

Pre-commencement Communication: Analyst Presentation

Celltech Group plc Proposed acquisition of Oxford GlycoSciences Plc ("OGS") 26 February 2003

Celltech Group plc Disclaimer & Safe Harbor statement Notice: This document has been prepared solely for use at the analyst presentation held in connection with the cash offer to be made by Celltech Group plc and (outside the United States) by J.P. Morgan plc on its behalf for Oxford GlycoSciences Plc (the Offer). The information contained in this document has not been independently verified and no representation or warranty expressed or implied is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or opinions contained herein. None of the Celltech Group plc, J.P. Morgan plc or any of their respective affiliates, advisers, employees, agents or representatives shall have any liability whatsoever (in contract, tort or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with this document. This document does not constitute an offer for or invitation to dispose of any shares in Oxford GlycoSciences Plc and neither it nor any part of it shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Any decision to accept the Offer should be made solely on the base of the information to be contained in the offer document to be published in due course in relation to the Offer. This document is being furnished to you solely for your information and may not be reproduced or redistributed to any other person. In particular, neither this document nor any copy hereof may be taken or transmitted into the Canada, Australia or Japan or distributed, directly or indirectly in Canada, Australia or Japan. The distribution of this presentation in other jurisdictions may be restricted by law, and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions. By participating in this presentation you agree to be bound by the foregoing terms. This document has been approved by J.P. Morgan plc for the purpose of section 21 of the Financial Services and Markets Act 2000 only. In addition to the risk factors and uncertainties that will be discussed in this presentation, important risk factors and uncertainties relating to the forward looking statements contained in this presentation include the inherent uncertainties in developing biopharmaceutical products and achieving cost savings through the rationalization of operations and those other risk factors that relate to our revenues, business and operations generally as described in our filings with the SEC.

Transaction summary Offer price 182p per OGS share Offer value: £101.4m Premium of 19% over 152.5p (OGS 22/1/03 close) Premium of 23% over implied OGS value based on CaT exchange ratio (25/2/03 close) Acquisition completion est. April 2003* Cash neutral acquisition of important assets for Celltech * Class II transaction

Celltech: proposed acquisition of OGS Key value elements within OGS Zavesca Novel proprietary disease targets Selected oncology targets IP portfolio Proteomics database Informatics / bio-informatics platform OGS complementary and enhancing to Celltech's existing technology platforms

Key elements of value in OGS Zavesca Niche product Approved in Europe for Type 1 Gaucher's Ongoing trials to further characterise safety and efficacy profile Filed in Israel US NDA re-filing (supported by further EU data) High royalties from partnerships with Actelion, Teva Profitable royalty stream

Key elements of value in OGS Disease targets Cell surface and intracellular proteins Tissue and disease association 82 patent families filed on disease-related proteins Oncology targets of near-term interest OGS retained rights to large number of other proteins Celltech will rapidly assess portfolio value Exploitation of key targets using SLAM and Neogenesis technologies

Key elements of value in OGS Informatics / Bio-informatics Extensive informatics underpins proteomics data mining activities Stores and analyses information linking protein expression and disease association Integrate OGS informatics platform in UK to expand Celltech capabilities

Celltech: proposed acquisition of OGS Integration No negative impact on Celltech earnings profile Experienced team for rapid integration Cost savings and synergies by end 2003 No diversion from current activities

Celltech: continued growth through innovative R&D and acquisitions Successful acquisition track record Companies Products/technologies Chiroscience* (Nov 99) - Cistron (Nov 00) Medeva* (Jan 00) - SLAM (Feb 01) Thiemann (Sep 01) - Dipentum (Jul 02) * Consideration in Celltech equity